

February 15, 2007

John E. McLean, Esq.
Vice President and Associate General Counsel
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: Cohen & Steers Global Realty Shares, Inc.
       SEC File Numbers: 811-22009; 333-140085

Dear Mr. McLean:

        We have reviewed the registration statement on Form N-1A filed on behalf of
Cohen & Steers Global Realty Shares, Inc. ("Fund") on January 19, 2007. Your letter
dated January 19, 2007 stated that the disclosure in the registration is substantially similar
to the disclosure contained in the registration statement on Form N-1A of Cohen & Steers
Institutional Global Realty Shares, Inc. (File Nos. 333-134172; 811-21902), which was
declared effective by the Commission on August 11, 2006. Because of the similarity to
the previous filing, you requested selective review of the registration statement. Based
on your representations, we limited our review of the filing, and have the following
comments.

Prospectus

Risk/Return Summary, page 1

1.   Investors often seek to invest in funds that invest in real estate or REITS because
they are seeking higher income or dividends. However, many investors may not know
that dividends paid by REITS will not generally be able to qualify as qualified dividend
income. Please consider whether such disclosure should appear in the summary section.

Illiquid Securities, page 6

2.   The prospectus states, "The Fund will not invest more than 15% of its total assets
in illiquid securities." (Emphasis added.) Please change the word total to net.

Defensive Position, page 6

3.   The prospectus states, "When it is believed that market or general economic
conditions justify a temporary defensive position, the Fund may deviate from its

investment objectives and invest all or any portion of its assets in high-grade fixed income securities, without regard to whether the issuer is a real estate company." Please discuss the maturity of such temporary securities.

General Risks of Foreign (Non-U.S.) Securities, page 7

4. The prospectus states, "In addition, the Fund may invest in foreign securities of companies in so-called "emerging markets" (or lesser developed countries)." Please insert "without limit" or similar language at the end of this sentence.

<u>Statement of Additional Information (SAI)</u>

DISCLOSURE OF PORTFOLIO HOLDINGS, page 10

5. The SAI states, "This policy provides that the Investment Manager, upon direction of a senior officer of the Fund, may distribute the Fund's portfolio holdings for legitimate business purposes to research firms, data providers, trade groups, rating agencies and certain other companies ahead of the general public release of that information." Please note that such parties should be specifically identified if there are any ongoing arrangements to make available information about the Fund's portfolio securities to any such person.

6. The prospectus states "These firms may distribute reports or conduct internal analysis based on this information so long as they agree to keep the information confidential until it is publicly available. The Investment Manager's legal and compliance department must review all confidentiality provisions relating to the use of such information, including any exceptions to these procedures." Please disclose any prohibitions on trading based on the information, and any procedures to monitor the use of this information. See Item 11(f)(1)(ii).

7. Please disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. See Item 11(f)(1)(vi).

8. Please disclose any policies and procedures of the Fund's investment adviser, or any other third party, that the Fund uses, or that are used on the Fund's behalf, with respect to the disclosure of the Fund's portfolio securities to any person. See instruction to Item 11(f)(1).

General

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

11. Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section or prospectus apply to other sections or prospectus in the filing that contain the same or similar disclosure.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel